UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02024468

NO ACT
P.E 12-21-01
1-10030

Act 1934
Section
Rule 14A-8
Public Availability 2/26/2002

February 26, 2002

Marc D. Bassewitz
Latham & Watkins
Sears Tower
Suite 5800
Chicago, IL 60606

Re: Apple Computer, Inc.
Incoming letter dated December 21, 2001

Dear Mr. Bassewitz:

This is in response to your letters dated December 21, 2001 and February 8, 2002 concerning the shareholder proposals submitted to Apple by the Central Pension Fund of the International Union of Operating Engineers and Participating Employers and the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Plan. We have also received letters from the proponents dated January 15, 2002 and January 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

Enclosures

cc: Jerry O'Connor
Trustee
International Brotherhood of Electrical Workers' Pension Benefit Fund
1125 Fifteenth St., N.W.
Washington, DC 20005

Michael R. Fanning
Chief Executive Officer
Central Pension Fund of International Union of Operating Engineers and Participating Employers
4115 Chesapeake St, N.W.
Washington, DC 20016-4665

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December 21, 2001

FILE NO. 026278-0005

HAND DELIVERY

Rule 14a-8 Under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposals of the International Brotherhood of Electrical Workers' Pension Benefit Fund and the Central Pension Fund of the International Union of Operating Engineers for Inclusion in Apple Computer, Inc.'s 2002 Proxy Materials

Ladies and Gentlemen:

Apple Computer, Inc., a California corporation, has received a shareholder proposal and supporting statement ("Proposal A") submitted by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Electrical Workers' Fund") and a shareholder proposal and supporting statement ("Proposal B") submitted by the Central Pension Fund of the International Union of Operating Engineers (the "Operating Engineers' Fund") for inclusion in Apple's proxy statement and form of proxy for the 2002 Annual Meeting (collectively, the "Proxy Materials"). On behalf of Apple, I write to inform you that Apple intends to exclude Proposal A and Proposal B (collectively, the "Proposals") from its Proxy Materials and to request the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action if Apple does so.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are: (1) the original and five copies of this letter, which includes a statement of reasons why Apple believes it may exclude the Proposals; (2) six copies of the letter from the Electrical Workers' Fund, dated November 9, 2001, submitting Proposal A (Attachment A); and (3) six copies of the letter from the Operating Engineers' Fund, dated November 9, 2001, submitting Proposal B (Attachment B). A copy of this letter is also being sent to each of the Electrical Workers' Fund and the Operating Engineers' Fund (collectively, the "Funds") to notify them that Apple intends to exclude the Proposals from the Proxy Materials.

I. BACKGROUND

The Proposals seek to impose specific qualifications upon directors who serve on the Compensation Committee and Nominating Committee, respectively, established by the Apple Board of Directors (the "Board"). The Proposals state the following, in part:

> "Resolved, that the shareholders of Apple Computer, Inc. ('Company') hereby request that the Company's Board of Directors adopt an Independent Board [Compensation] [Nominating] Committee Policy that provides for a transition to a [Compensation] [Nominating] Committee composed entirely of independent directors as [Compensation] [Nominating] Committee openings occur. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:
>
> - Employed by the company or an affiliate in an executive capacity;
> - Employed by a firm that is one of the Company's paid advisors or consultants;
> - Employed by a significant customer or supplier;
> - Employed by a tax-exempt organization that receives significant contributions from the Company;
> - Paid by the Company pursuant to any personal services contract with the Company;
> - Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
> - Related to a member of management of the Company."

II. REASONS FOR OMISSION

A. Apple Lacks Power or Authority to Implement the Proposals and May Exclude Them under Rule 14a-8(i)(6).

Rule 14a-8(i)(6) provides that a registrant may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Proposals, like many others that the Staff has reviewed, impermissibly seek to require specific criteria be met by directors who serve on the Compensation Committee and the Nominating Committee (collectively, the "Committees") established by the Apple Board of Directors. Because Apple cannot guarantee that shareholders will elect directors who meet the specific criteria, it lacks the power or authority to implement the Proposals. Apple respectfully requests that the Staff not recommend any enforcement action if the Proposals are excluded from its Proxy Materials pursuant to Rule 14a-8(i)(6).

Apple is a California corporation and is subject to the General Corporation Law of California (the "CGCL"). Section 301 of the CGCL provides that "at each annual meeting of shareholders, directors shall be elected." Thus, under the CGCL, as well as under Apple's bylaws, directors of the company are elected by the shareholders at the annual meeting of shareholders. California law and Apple's bylaws require that the Committees be made up entirely of directors. *See* CGCL 311 (directors "may ... designate one or more committees, *each consisting of two or more directors*") (emphasis added). The Proposals' eligibility requirements for the Committees are not required for election to the Board itself. Therefore, Apple could be faced with a situation in which it had a full Board, but an insufficient number or no qualified directors to serve on the Committees. Hence, if the Proposals were adopted, Apple could not ensure that the Board would contain any directors qualified to fill the seats of the Committees.

The Proposals are identical in substance to proposals that the Staff, in a long line of no-action letters, has permitted companies to exclude. The rationale for exclusion common to these no-action letters is that the proposals seek to limit the eligibility of directors who can serve on committees based on specific characteristics or standards when the company lacks the ability to ensure the election of directors who possess those characteristics or meet those standards.

Last proxy season alone, the Staff issued at least seven no-action letters permitting the exclusion under Rule 14a-8(i)(6) for proposals seeking to impose qualifications on members of board committees. *See Mattel Inc.* (avail. Mar. 21, 2001) (bylaw requiring independent directors for each key board committee seat, including the compensation committee and the nominating committee); *Marriott Int'l, Inc.* (avail. Feb. 26, 2001 and Mar. 9, 2001 no reconsideration) (two proposals: (1) ensure that the board's compensation policy committee is composed entirely of independent directors and (2) ensure that the board's nominating and corporate governance committee is composed entirely of independent directors); *Bank of America Corp.* (avail. Feb. 20, 2001) (ensure that the compensation committee is composed entirely of independent directors); *Bank of America Corp.* (avail. Feb. 20, 2001) (ensure that the audit committee is composed entirely of independent directors); *Boeing Co.* (avail. Feb. 13, 2001) (key board committees, including the compensation committee and the nominating committee, transition to independent directors for each committee seat and then maintain independent directors for each seat on those committees); *AT&T Corp.* (avail. Feb. 13, 2001) (key board committees transition to independent directors for each committee seat on key committees, including the compensation committee and the nominating committee); *PG&E Corporation* (avail. Jan. 22, 2001) (bylaw that Independent Directors of a California corporation be appointed for future openings on key board committees, including the compensation committee and the nomination committee).

These no-action letters were consistent with letters issued in prior years, including *Boeing Co.* (avail. Mar. 6, 2000) (key board committees, including the compensation committee and the nominating committee, shall have independent and committed directors); *Boeing Co.* (avail. Feb. 22, 1999 and Aug. 18, 1999 no review) (only independent directors are eligible for key board committees, including the compensation committee and the nominating committee);

Ameritech Corp. (avail. Dec. 29, 1994) (establish a pension investment committee with a chairman who meets certain criteria); *US West, Inc.* (avail. Dec. 22, 1993) (ensure that one director elected at the 1995 annual meeting of shareholders will be a retired employee); and *American Telephone & Telegraph Co.* (avail. Dec. 13, 1985) (at least one director be a worker-shareholder or retired employee).

In many respects, the Proposals are identical to the proposals which have been subject to the Staff's review. In this instance, the precise wording of the Proposals is not a basis for distinguishing the Proposals from the prior proposals. Proposal A requests that the Board "adopt an Independent Board Compensation Committee Policy" and Proposal B requests that the Board "adopt an Independent Board Nominating Committee Policy." Just last year, in *Marriott Int'l., Inc.* (avail. Feb. 26, 2001), the Staff confirmed that a proposal requesting an independent board policy could be excluded under Rule 14a-8(i)(6) as beyond the power of the board of directors to implement. In its February 26, 2001 letter, the Staff noted that "in our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specific criteria." One of the proposals reviewed by the Staff was a request that the board "adopt a *policy* requiring that at least two-thirds of the members of the Board be 'independent' directors" (emphasis added). In a subsequent letter, *Marriott Int'l., Inc.* (avail. Mar. 9, 2001), the Staff stated, in response to a letter submitted by the proponent, that it was "unable to conclude that the information [contained in the proponent's letter to the Staff] would result in changing the position expressed in our February 26, 2001 letter." Other proposals that the Staff has considered simply contain a resolution that the committee be made up entirely of independent directors. Whether it is called a "policy" or simply a resolution, the Proposals, like the proposals that the Staff has considered previously, seek a result that is beyond the company's power or authority to implement.

The Proposals request a "transition" to Committees composed entirely of independent members. A "transition" also was sought in the proposals submitted in *The Boeing Company* (avail. Feb. 13, 2001) ("Boeing shareholders recommend that the key board committees *transition* to independent directors" (emphasis added)); and *AT&T Corp.* (avail. Feb. 13, 2001) ("AT&T shareholders recommend that the key board committees *transition* to independent directors" (emphasis added)). *See also Marriott Int'l., Inc.* (avail. Feb. 26, 2001 and Mar. 9, 2001 no reconsideration) (two proposals: (1) shareholders "hereby request that the Company's Board of Directors *take the necessary steps* to ensure that the Board's Compensation Policy Committee . . . is composed entirely of 'independent' directors" (emphasis added) and (2) shareholders "hereby request that the Company's Board of Directors *take the necessary steps* to ensure that the Board Nominating and Corporate Governance Committee is composed entirely of 'independent' directors." (emphasis added)); *Bank of America Corp.* (avail. Feb. 20, 2001) ("shareholders of Bank of America Corporation hereby request the Company's Board of Directors *take the necessary steps* to ensure that the Board's Compensation Committee is composed entirely of 'independent' directors" (emphasis added)).

We note that the proposals in Boeing and AT&T also request that the committees "maintain" independent directors. Omission of that language in the Proposals does not in any practical way change what is being sought by the Funds. Inherent in the concept of a transition is that eventually the transition must be completed. By definition, transition means "an act, process, or instance of changing from one state, form, activity, or place to another." Webster's II New Riverside University Dictionary of American Language. While the Proposals do not explicitly use the word "maintain," each Proposal's request to adopt a policy is an implicit request to maintain the form that is achieved when the transition is complete. If the Funds intend there to be no obligation to maintain the policies, the policies would be meaningless and ineffective.

We respectfully submit that the specific language of the Proposals is more closely aligned to the language in the proposals submitted in *PG&E Corp.* (avail. Jan. 22, 2001); *Mattel Inc.* (avail. Mar. 21, 2001); *Marriott Int'l, Inc.* (avail. Feb. 26, 2001 and Mar. 9, 2001 no reconsideration); *Bank of America Corp.* (avail. Feb. 20, 2001); *The Boeing Company* (avail. Feb. 13, 2001); and *AT&T Corp.* (avail. Feb. 13, 2001) than with the proposal submitted in *General Motors Corp.* (avail. Mar. 22, 2001). We note that the proposal in General Motors did not include the specific eligibility criteria that are included in the Proposals. Also, the primary argument advanced on behalf of General Motors Corp. for exclusion of the proposal (and the only argument advanced in its initial submission to the Staff) was under Rule 14a-8(i)(10) and *not* Rule 14a-8(i)(6).

The specific criteria included in each policy are remarkably broad, and further demonstrate how unlikely it is that Apple would be able to implement the Proposals. The same criteria were included in the proposals which were the subject of the Staff's review in the two letters issued to *Bank of America Corp.* (avail. Feb. 20, 2001). First, the broad criteria, many of which are vague and undefined, would severely limit the pool of eligible directors to serve on the Committees. Second, those directors who meet the specific criteria of the Proposals may not be acceptable to Apple's shareholders who must elect them. For example, by excluding employees of a "significant customer" (which is not defined), the Proposals ironically could limit membership on the Committees to employees of companies that do not even use Apple computers. Third, Nasdaq Marketplace Rule 4350(d) requires Apple to have an audit committee consisting of three independent directors as defined in Nasdaq Marketplace Rule 4200(a)(14). Similarly, Rule 16b-3(b)(3) under the Exchange Act and Section 162(m) of the Internal Revenue Code establish additional criteria for certain directors in connection with decisions made under those regulations. By adding a new standard in addition to that required by the Nasdaq Marketplace Rules, the Commission's rules and the Internal Revenue Code, the Proposals, if adopted, could create an untenable situation in nominating directors: Apple may have to reserve Board positions for certain types of directors to fill committee seats. This would interfere with the operation of the Board, and would likely be confusing and unacceptable to Apple's shareholders who elect the directors.

The Proposals seek to impose additional, specific qualifications on all the members of the Committees that are not required of members of Apple's Board as a whole. If the Proposals were approved, each director who failed to meet the broad independent standards of the Proposals would be prohibited from serving on the Committees, even though that director would otherwise be qualified to serve generally on the Board, or otherwise meet the independent director requirements of the Nasdaq Marketplace Rules. Apple does not have the power to implement the Proposals because of the detailed and multiple disqualifying criteria and Apple's inability to guarantee the outcome of the shareholder-controlled elections. Thus, Apple may be faced with a situation in which it has a full Board but no qualified directors under the Proposals to serve on the Committees. For the foregoing reasons, Apple respectfully requests that the Staff confirm that it will take no enforcement action if Apple excludes the Proposals from its Proxy Materials pursuant to Rule 14a-8(i)(6) as beyond Apple's power or authority to implement.

B. The Supporting Statements Contain False and Misleading Statements in Violation of Rule 14a-9, which Apple May Exclude under Rule 14a-8(i)(3).

A registrant may exclude a proposal or supporting statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-8(i)(3). Rule 14a-9(a) states that "no solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact." The Staff has permitted a shareholder proposal to be excluded where the vagueness of the proposal allows for a variety of interpretations. The Staff has permitted exclusion where "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." *NationsBank Corp.* (avail. Jan. 29, 1998). *See also Philadelphia Electric Company* (avail. Jul. 30, 1992); *Wendy's International, Inc.* (avail. Feb. 6, 1990).

The definition of "independent" in the Proposals is impermissibly vague and indefinite. One element of the definition is that the Committee member not be "employed by a significant customer or supplier." Another is that the Committee member not be "employed by a tax-exempt organization that receives significant contributions from the Company." The Proposals do not define what is "significant" – if the Proposals were adopted, Apple would be in the untenable position of not knowing whether a particular director's employer was or was not a "significant customer or supplier" or is the recipient of "significant contributions."

For example, one Apple director, Jerome York, is chairman of the Board and Chief Executive Officer of a company that accounted for 2.89% of Apple's net sales during fiscal year 2001. Apple does not believe that this relationship affects Mr. York's independence. However, under the terms of the Proposal, there is no way for Apple to determine whether Mr. York's employer is a "significant" customer, and therefore to determine whether Mr. York is independent. And if Mr. York's relationship is significant, what percentage of sales, if any, would not constitute a "significant" relationship? For example, even 1% of Apple's fiscal year 2001 sales would have been approximately $54 million. The only way that Apple could be sure that a director nominee satisfied this definition would be if the director were not employed at all or if he or she were employed by an organization that did not purchase Apple computers.

The use of the same word, "significant," could mean different things depending on the context. If a member's employer purchased $1,000,000 of Apple computers, that might not be a significant customer, but if the member's non-profit employer received $100,000 of contributions from Apple, that might be significant. Also, the definition does not indicate to which party – Apple or the non-profit entity – the contribution must be significant. For Apple, an expenditure of $100,000 (compared with annual revenues of $5.4 billion) may not be significant, but to the non-profit, $100,000 may be significant. Without a clear standard, there is no way for Apple to know whether a Committee member would satisfy the definition. Consequently, it is impossible for the shareholders to know what standards they are being asked to vote upon.

In the event that Apple were not permitted to exclude the Proposals in their entirety, Apple believes that it may exclude the fourth paragraph of the supporting statement of Proposal A and the third paragraph the supporting statement of Proposal B, as they contain false or misleading information.

The fourth paragraph of the supporting statement of Proposal A provides:

> "At present, the Company maintains no Compensation Committee. The Company's executive compensation program is administered by the Board. Steven Jobs, CEO, does not participate in deliberations concerning executive compensation. However, directors Millard S. Drexler and Jerome York, who do not meet the "independent" director standard outlined in the resolution, do participate. Mr. Drexler is Chief Executive Officer of Gap Inc., a company for which Mr. Jobs serves as a director. Mr. York is Chairman and CEO of MicroWarehouse, Inc. During fiscal year 2000, MicroWarehouse accounted for 3.26% of Apple's net sales."

The third paragraph of the supporting statement of Proposal B provides:

> "Implementation of this resolution would strengthen the process by which director nominees are selected at our Company. At present, our Company has no Nominating Committee. The full Board determines nominees. The Board currently has seven directors, including Steven P. Jobs, Millard S. Drexler, and Jerome B. York, none of whom qualify as independent under the definition provided above. Mr. Jobs is the Company's Chief Executive Officer. Mr. Drexler is Chief Executive Officer of Gap Inc., a company for which Mr. Jobs serves as a director. Mr. York is Chairman and CEO of MicroWarehouse, Inc. During fiscal year 2000, MicroWarehouse accounted for 3.26% of Apple's net sales."

Contrary to the statements in these paragraphs, Apple has a Compensation Committee, which was constituted on August 29, 2001, and a Nominating Committee, which was constituted on June 13, 2001, in each case before the Proposal was received. The members of the Compensation Committee are William Z. Campbell, Arthur D. Levinson and Jerome E. York. The members of the Nominating Committee are William Z. Campbell and Arthur D. Levinson. Given the lack of any definition of specific terms in the Proposals, it is difficult for Apple even to determine whether each of these directors would be eligible to serve as a Committee member under the Proposals. As noted above, it would be impossible for Apple to know whether Mr. York qualifies as an "independent" director under Proposal A. Therefore, it is false and misleading for the supporting statement to indicate that Mr. York is not "independent" under the proposed definition. In addition, all of the statements in these paragraphs with respect to Mr. Jobs and Mr. Drexler and are irrelevant to any discussion of members of the Committees as neither of them is a member of either Committee. Similarly, the statements in Proposal B regarding Mr. York and MicroWarehouse are irrelevant as he is not a member of the Nominating Committee.

Even if all of the current members of the Committees satisfy the specific criteria of the Proposals, there is no way for Apple to ensure that this would be the case in the future. Because the shareholders elect the directors, only the shareholders, and not Apple, its management or its Board, can ensure that there will be directors in the future who will be qualified under the definitions of "independent" in the Proposals.

As these paragraphs contain false and misleading information in violation of Rule 14a-9, Apple believes it is entitled to properly exclude them under Rule 14a-8(i)(3). If Apple is not entitled to properly exclude the entire paragraphs, Apple believes that the paragraphs must be amended to correct the false or misleading information contained therein.

The third paragraph of the supporting statement to Proposal A includes the following statement: "The definition of 'independent' director advanced in this resolution will ensure a transition to an Executive Compensation Committee that is completely independent of management and best able to undertake its responsibilities to develop fair and understandable compensation policies and practices that focus management on achieving long-term corporate success." The second paragraph of the supporting statement to Proposal B includes the following statement: "The definition of 'independent' director advanced in the resolution will ensure that those members of our Company's Nominating Committee will be totally independent of management and best able to undertake their responsibilities in developing an independent Board focused on the Company's long-term success." These statements are misleading because they are stated as fact but reflect conclusory opinions that lack any factual basis. Therefore, these statements must be deleted or revised so as not to violate Rule 14a-8(i)(3).

For the foregoing reasons, Apple respectfully requests that the Staff confirm that it will take no enforcement action if Apple excludes the Proposals from its Proxy Materials pursuant to Rule 14a-8(i)(3). Alternatively, if Apple is not permitted to exclude the Proposals in their entirety from its Proxy Materials, Apple respectfully requests that the Staff confirm that it can exclude from its Proxy Materials the portions of each of the Proposals as set forth above.

III. CONCLUSION

Based on the foregoing, we believe that Apple may exclude the Proposals from the Proxy Materials. We respectfully request that the Staff confirm that the Proposals may be excluded from the Proxy Materials.

Apple anticipates that drafts of the Proxy Materials will be sent to the printer on or about February 25, 2002. We would appreciate a response from the Staff as promptly as possible. Should the Staff have any questions or require any additional information, please do not hesitate to call John J. Huber at (202) 637-2242, or the undersigned at (312) 876-7740, or in my absence, Nancy Heinen, Senior Vice President, General Counsel and Secretary of Apple, at (408) 996-1010.

Please acknowledge receipt of this letter by stamping the copy of the letter enclosed herewith and returning it to me in the enclosed self-addressed envelope.

Sincerely,

Marc D. Bassewitz / DZ

Marc D. Bassewitz
of LATHAM & WATKINS

Enclosures

cc: Wendy Howell – Apple Computer, Inc.
The International Brotherhood of Electrical Workers' Pension Benefit Fund
The Central Pension Fund of the Union of Operating Engineers

ATTACHMENT A

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND
1125 Fifteenth St. N.W. Washington, D.C. 20005

November 9, 2001

VIA FAX AND U. S. MAIL

Ms. Nancy R. Heinen
Secretary and Legal Counsel
Apple Computer, Inc.
One Infinite Loop
Cupertino, CA 95014

Dear Ms. Heinen:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Apple Computer, Inc.'s ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next annual meeting of shareholders. The proposal relates to an **"Independent Compensation Committee"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 12,506 shares of the Company's common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of the shareholders.

Sincerely yours,

Jerry O'Connor
Trustee

JOC:jl
Enclosure

Form 972

Resolved, that the shareholders of Apple Computer, Inc. ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Compensation Committee Policy that provides for a transition to a Compensation Committee composed entirely of independent directors as Compensation Committee openings occur. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the Company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the Company.

Statement of Support: The role of a board of director's executive compensation committee is critically important to the long-term success of the corporation. The executive compensation committee establishes compensation policies and practices that focus senior management on the development and implementation of corporate strategies designed to maximize long-term corporate value.

Unfortunately, in recent years corporate executive compensation practices and policies have drawn considerable public and shareholder attention for all the wrong reasons. Excessive executive compensation levels highlight the tendency of most compensation programs to provide handsome rewards for ordinary or less then ordinary performance. Current executive compensation plans often present a system of pay for performance, but they lack challenging performance benchmarks by which executives' performance can be judged.

In order to ensure the integrity of the executive compensation process and the effectiveness of a corporation's executive compensation policies and practices, the Board's Executive Compensation Committee should be composed entirely of directors independent of management. The definition of "independent" director advanced in this resolution will ensure a transition to an Executive Compensation Committee that is completely independent of management and best able to undertake its responsibilities to develop fair and understandable compensation policies and practices that focus management on achieving long-term corporate success.

At present, the Company maintains no Compensation Committee. The Company's executive compensation program is administered by the Board. Steven Jobs, CEO, does not participate in deliberations concerning executive compensation. However, directors Millard S. Drexler and Jerome York, who do not meet the "independent" director standard outlined in the resolution, do participate. Mr. Drexler is Chief Executive Officer of Gap Inc., a company for which Mr. Jobs serves as a director. Mr. York is Chairman and CEO of MicroWarehouse, Inc. During fiscal year 2000, MicroWarehouse accounted for 3.26% of Apple's net sales.

As long-term shareholders, we urge your support of this important corporate governance reform that we believe will contribute to the Company's long-term success.

ATTACHMENT B

CPF

CENTRAL PENSION FUND OF THE INTERNATIONAL UNION OF OPERATING ENGINEERS AND PARTICIPATING EMPLOYERS

4115 CHESAPEAKE STREET, NW, WASHINGTON, DC 20016-4665 TEL: 202-362-1000, FAX: 202-364-2913

November 9, 2001

SENT VIA: Overnight Mail and by Facsimile to 408-974-8530

Nancy R. Heinen
Senior Vice President, General Counsel and Secretary
Apple Computer, Inc.
1 Infinite Loop
Cupertino, CA 95014

Re: Shareholder Proposal

Dear Ms. Heinen:

On behalf of the Central Pension Fund of the International Union of Operating Engineers ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Apple Computer, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual shareholders meeting. The Proposal relates to the nominating committee for the Company's Board of Directors. The resolution urges the adoption of an independent nominating committee for the election of directors, and requires that the committee transition to a structure consisting solely of independent directors. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 48,026 shares of the Company's common stock which have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact the undersigned at (202) 362-1000. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Michael R. Fanning, Chief Executive Officer, Central Pension Fund of the IUOE, 4115 Chesapeake Street, N.W., Washington, D.C. 20016.

Sincerely,

Michael R. Fanning
Chief Executive Officer

Enclosure

RESOLVED, that the shareholders of Apple Computer, Inc. ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Nominating Committee Policy that provides for a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the company

SUPPORTING STATEMENT

A board of director's nominating committee is charged with the role of selecting candidates for the corporation's board. The board of directors fulfills the vital function of hiring, monitoring, compensating, and when necessary, replacing senior management. It participates with and oversees management as it first develops and then executes the corporation's strategic plans.

The nominating committee performs the important task of seeking out, interviewing and ultimately recommending new board nominees that will stand for election by the shareholders. The board nominating committee should be composed entirely of directors independent of management who can take the necessary actions to seek, nominate, and present new director candidates to the shareholders. The definition of "independent" director advanced in the resolution will ensure that those members of our Company's Nominating Committee will be totally independent of management and best able to undertake their responsibilities in developing an independent Board focused on the Company's long-term success.

Implementation of this resolution would strengthen the process by which director nominees are selected at our Company. At present, our Company has no Nominating Committee. The full Board of Directors determines nominees. The Board currently has seven directors, including Steven P. Jobs, Millard S. Drexler , and Jerome B. York, none of whom qualify as independent under the definition provided above. Mr. Jobs is the Company's Chief Executive Officer.

Mr. Drexler is Chief Executive Officer of Gap Inc., a company for which Mr. Jobs serves as a director. Mr. York is Chairman and CEO of MicroWarehouse, Inc. During fiscal year 2000, MicroWarehouse accounted for 3.26% of Apple's net sales.

As a long-term shareholder, we urge your support of this important corporate governance reform that we believe will contribute to the Company's long-term success.

CPF

CENTRAL PENSION FUND OF THE INTERNATIONAL UNION OF OPERATING ENGINEERS AND PARTICIPATING EMPLOYERS

4115 CHESAPEAKE STREET, NW, WASHINGTON, DC 20016-4665 TEL: 202-362-1000, FAX: 202-364-2913

January 15, 2002

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Rules 14a-8(i)(6) and 14a-9

Re: Apple Computer, Inc. Shareholder Proposal (Central Pension Fund of the International Union of Operating Engineers and Participating Employers)

Dear Ladies and Gentlemen:

The undersigned is the Chief Executive Officer of the Central Pension Fund of the International Union of Operating Engineers and Participating Employers (Central Pension Fund). The Central Pension Fund is the beneficial shareholder of approximately 48,026 shares of stock in Apple Computer, Inc. (hereafter the Registrant) and the sponsor of a shareholder proposal for consideration at the Registrant's next annual shareholders meeting. We are in receipt of a copy of the Registrant's December 21, 2001 correspondence to your office, in which the Registrant has requested that you concur in their determination that the Central Pension Fund's proposal may be excluded from the 2002 proxy materials, pursuant to the provisions of Rules 14a-8(i)(6) and 14a-9. For the reasons set forth below, we respectfully disagree with the Registrant's conclusions and request that the Commission not concur in the Registrant's decision to omit the Central Pension Fund's proposal from its 2002 proxy materials. We are enclosing six copies of this Opposition Statement pursuant to Rule 14a-8(d) and are also serving a copy on the Registrant's counsel via fax.

Registrant does not lack the power or authority to implement the Central Pension Fund's proposal, so it may not be excluded under Rule 14a-8(i)(6).

Registrant argues that the proposal "impermissibly seek[s] to require specific criteria be met by directors who serve on the ...Nominating Committee" and that it lacks the power or authority to implement the proposal because "Registrant cannot guarantee that shareholders will elect directors who meet the specific criteria."

Registrant cites numerous cases in support of this proposition, claiming that our proposal is "identical **in substance** to proposals that the Staff, in a long line of no-action letters, has permitted companies to exclude." (emphasis added)[1] The cases cited by the Registrant in support of its argument are generally distinguishable.

With one minor exception to be addressed shortly, these cases all discuss shareholder proposals requiring the companies to maintain independent boards of directors. Our proposal requests that Registrant's board adopt a policy that provides for a transition to an independent committee.

Registrant's board clearly has authority to establish such a policy. Unlike the cases cited by the Registrant, our proposal asks that the Board use its power to establish a policy that will create a process for creating a transition to the goal--an independent committee. All the proposals cited by the Registrant - in contrast - sought Registrant to ensure their key committees were independent.

Once case cited by the Registrant addressed the situation in which the shareholder proposal sought adoption of a policy. That case was Marriott and it involved one of three shareholder proposals concerning director independence. That proposal provided as follows:

> RESOLVED, that the shareholders of Marriott International, Inc. ("Company") hereby request that the Company's Board of Directors adopt a policy ***requiring*** that at least two-thirds of the members of the Board be "independent" directors. (emphasis added)

In contrast our proposal to the Registrant:

> RESOLVED, that the shareholders of Apple Computer, Inc. ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Nominating Committee Policy that provides for a transition to a Nominating Committee composed entirely of independent directors as Nominating Committee openings occur.

[1] We emphasize the Registrant's wordplay that the proposals are identical "in substance" to comment on the irony that the Registrant's entire argument relies on the highly technical, legalistic argument that the board of directors has no power over whom shareholders elect to the board. In practice the board nominates nominees to the Board, shareholders rarely, if ever, suggest nominees and when they do, the Registrant will review them without nominating them, and then the nominees run unopposed for the Board. Of course, these management-sponsored nominees then get elected to the Board.

Before we distinguish the proposals, we note that in Marriott the Registrant did not distinguish between the two shareholder proposals requesting the Registrant to ensure all independent directors on two of its key committees and the proposal requesting it adopt a policy requiring two-thirds of its board be independent. We respectfully submit that the Staff may simply have overlooked this distinction and thus Marriott may not even stand for the proposition for which it is cited.

Nevertheless, the case is easily distinguished. The proposal in Marriott sought a policy that *required* at least two-thirds of the Board be independent. Marriott argued, and the Staff agreed, that it lacked the power to ensure that objective was met, for shareholders might not elect sufficient independent directors. Unlike our proposal, the proposal did not provide for any transition to this level of independence. Further, the wording of our proposal implicitly acknowledges that an entirely independent committee is a goal, which may or not be achieved. Consider the type of policy the Registrant's board has the power to adopt which would comply with our proposal. For instance, Registrant's board of directors could establish the following policy:

> Apple's Board of Directors will implement a transitional plan with the goal of achieving a Nominating Committee composed of independent directors so long as Apple's shareholders have elected an adequate number of directors qualifying as independent and Apple's Board believes these individuals are well qualified to serve as members of the Nominating Committee. In furtherance of this policy, Apple's Nominating Committee will make a concerted effort to nominate a sufficient number of nominees that qualify as independent to ensure an adequate pool of independent directors be available to serve on the Board. At the same time, Apple's Board and Nominating Committee acknowledge that shareholders also have the right to suggest nominees to the Board and in its consideration of those individuals it will give consideration to their independence. Further, Apple's Board acknowledges that shareholders may not elect its nominees, in which case it may be unable to ensure sufficient independent directors are available to serve on the Nominating Committee.

We hasten to add that we are not suggesting Registrant adopt this policy versus some other of its choosing. Rather, the above-policy simply demonstrates that Registrant's board does readily have the power to implement the proposal.

Furthermore, the language of our proposal was modeled after the language specifically endorsed by the SEC Division of Corporate Finance in its Staff Legal Bulletin No. 14 concerning Shareholder Proposals. In this bulletin the Staff noted that differing language in proposals may result in different responses from the Staff to no-action requests. In the case of PG&E Corporation, the proposal read as follows:

> Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees.

In the case of General Motors Corporation the proposal stated:

> Adopt a bylaw requiring a *transition to* independent directors for each seat on the audit, compensation and nominating committees as openings occur.

We note that the emphasis on "transition to" was provided by the SEC staff. In framing our proposal, we believed we had found a safe harbor by relying on the language of our proposal requesting a transition to an independent nominating committee.

Most important, we believe that the shareholder proposal process should not become a contest to determine whether corporations and their counsel, on one side, or shareholders, on the other, are most adept at advancing legalistic, technical arguments. We concede shareholders would lose such a contest. However, the shareholder proposal process is properly a means for shareholders to advance legitimate issues of vital concern to corporations and their shareholders. Over the years, dozens of shareholder proposals addressing board independence have been included in proxy statements and have had positive effects. As discussed below, the SEC has long recognized that the independence of directors is an issue of vital importance.

It is well established that companies can be required to maintain board committees comprised of independent directors. For example, the New York Stock Exchange, the National Association of Securities Dealers, and the American Stock Exchange all recently revised their rules to require that listed companies maintain an audit committee comprised of three independent directors. The SEC approved these rule changes. See Final Rule: Audit Committee Disclosure, Securities and Exchange Commission, 17 CFR Parts 210, 228, 229 and 240 [Release No. 34-42266; File No. S7-22-99], effective date January 31, 2000, at notes 17, 27. In this Release the SEC stated in pertinent part:

> As early as 1940, the Commission encouraged the use of audit committees composed of independent directors. As the Commission staff stated in a report to Congress in 1978, "[i]f the [audit] committee has members with vested interests related to those of management, the audit committee probably cannot function effectively. In some instances this

> may be worse than having no audit committee at all by creating the appearance of an effective body while lacking the substance."[63] Further, as the Blue Ribbon Committee noted, "...common sense dictates that a director without any financial, family, or other material personal ties to management is more likely to be able to evaluate objectively the propriety of management's accounting, internal control and reporting practices."[64]
>
> As noted in the Proposing Release, because of the importance of having an audit committee that is comprised of independent directors,[65] we believe that shareholders should know about the independence of the members. We believe that the new disclosures will accomplish that goal....
>
> In addition, companies, including small business issuers, whose securities are listed on the NYSE or AMEX or quoted on NASDAQ, must disclose whether the audit committee members are independent, as defined in the applicable listing standards.[66]

Registrant is listed on the NASDAQ. On September 20, 1999, the National Association of Securities Dealers, Inc. ("NASD" or "Association"), through its wholly owned subsidiary, The NASDAQ Stock Market, Inc. ("NASDAQ"), submitted to the Securities and Exchange Commission ("SEC" or "Commission"), pursuant to Section 19(b)(1) of the Securities Exchange Act of 1934 ("Act") and Rule 19b-4 thereunder, a proposed rule change amending NASDAQ's audit committee requirements. See NASD Rulemaking: Order Approving Proposed Rule Change Amending the Audit Committee Requirements and Notice of Filing and Order Granting Accelerated Approval of Amendments No. 1 and No. 2 Thereto, SECURITIES AND EXCHANGE COMMISSION (Release No. 34-42231; File No. SR-NASD-99-48) December 14, 1999, Self-Regulatory Organizations; Order Approving Proposed Rule Change by the National Association of Securities Dealers, Inc. Amending Its Audit Committee Requirements and Notice of Filing and Order Granting Accelerated Approval of Amendments No. 1 and No. 2 Thereto. The SEC approved the proposed rule change.

Rule 4310(c)(25)(B), Qualification Requirements for Domestic and Canadian Securities, states:

> Each issuer shall maintain a sufficient number of independent directors on its board of directors to satisfy the audit committee requirement set forth in Rule 4310(c)(26)(B).

Rule 4310(c)(26)(B) in turn provides:

> Each issuer must have, and certify that it has and will continue to have, an audit committee of at least three members, comprised solely of independent directors....[2]

Registrant's most recent proxy statement discloses that Registrant availed itself of the exception and maintains an Audit Committee comprised of two independent and one non-independent directors under the NASDAQ definition. Therefore, one can ask the following questions. How is it that Registrant can ensure that its shareholders will elect sufficient directors to comply with this NASDAQ requirement? Further, why is it that Registrant does not prominently state in its Proxy Statement that if shareholders fail to elect sufficient independent nominees, Registrant could be delisted? The answer to both questions, obviously, is that Registrant and its board are not worried in the least because they determine who is nominated and those nominees run unopposed, so they know they will be elected. Our definition of independence is substantially similar to the NASDAQ definition so the independent directors required by NASDAQ to serve on the board could also constitute the Nominating Committee. This demonstrates that Registrant has the power to implement our proposal.

The Central Pension Fund's supporting statements do not contain false or misleading statements, within the meaning of Rule 14a-9.

The Registrant contends that the Central Pension Fund's supporting statement should be considered false and misleading, largely based upon Registrant's contention that the definition of independent in the proposal is impermissibly vague and indefinite. The Central Pension Fund would submit that this argument on the part of Registrant is totally lacking in foundation.

An objective review of the supporting statement clearly demonstrates the specific criteria had been furnished. On page 8 of its counsel's no action request, Registrant contends "...it would be impossible for Apple to know whether Mr. York qualified as an Independent Director under Proposal A." We find this argument rather surprising, since Apple's Director of Investor Relations apparently had no such difficulty, when she wrote the Central Pension Fund on November 14, 2001 and advised that the members of the Nominating Committee established on June 13th met the criteria for independence, as outlined in the Central Pension Fund's proposal. A copy of that correspondence is enclosed herein.

[2] There is an exception which allows the board, under exceptional and limited circumstances, to have only two independent directors. See Rule 4310(c)(26)(B)(ii).

The remaining argument on the part of the Registrant is based upon the fact Apple allegedly did constitute compensation and nominating committees. While it does appear that the 10K filing of the Registrant dated December 21, 2001 (which is after our proposal was submitted) confirms establishment of a Compensation Committee during August of 2001, we have found no other SEC filing by Apple mentioning the establishment of a nominating committee. Therefore, if Registrant can furnish adequate evidence that such a committee was duly constituted, the Central Pension Fund would have no objection to removing this statement from its supporting statement. At this point, however, we believe Registrant should be required to document its currently unsubstantiated contentions that a nominating committee was duly constituted on June 13, 2001, before such modification would be required.

Conclusion

For the reasons set forth above, the Central Pension Fund respectfully requests that the Commission not concur in the Registrant's decision to omit the Central Pension Fund's proposal from its 2002 proxy materials. The importance of having independent directors on key committees has long been recognized by the SEC. Moreover, recent events such as those at Enron Corporation serve as reminders to everyone of the need for such independence, in order to protect shareholders and workers alike.

Sincerely,

Michael R. Fanning

Michael R. Fanning
Chief Executive Officer

MRF/ng

Enclosures

cc: Marc D. Bassewitz (w/encls)
Latham & Watkins
555 11th St., NW., Suite 1000
Washington, DC 20004-1304

November 14, 2001

Sent via overnight mail and by facsimile to 202-364-2913

Michael R. Fanning
Chief Executive Officer
Central Pension Fund of the International Union
of Operating Engineers and Participating Employers

Dear Mr. Fanning:

Apple Computer, Inc. has received the shareholder proposal dated November 9, 2001 that you have submitted on behalf of the Central Pension Fund of the International Union of Operating Engineers.

The proposal requests that the board of directors of Apple adopt an independent board nominating committee policy that provides for a transition to a nominating committee composed entirely of independent directors as nominating committee openings occur.

Apple's board of directors agrees that the existence of an independent nominating committee is important to the governance of the company. We established such a committee on June 13, 2001. Its members are William Campbell and Arthur Levinson, each of whom meets the criteria for independence outlined in your proposal.

Given that the objectives of your proposal have already been met, we would like to ask that you withdraw your proposal within the next week.

Please feel free to contact me at 408-974-5420 with any questions or comments.

Sincerely,

Nancy Paxton

Nancy Paxton
Director, Investor Relations
Apple Computer, Inc.

Apple
1 Infinite Loop
Cupertino, CA 95014-2084
408 996-1010 phone
408 996-0275 fax
www.apple.com

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'®
PENSION BENEFIT FUND
1125 Fifteenth St. N.W. Washington, D.C. 20005

January 16, 2002

Office of Chief Counsel
Division of Corporate Finance
US Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Response to Apple Computer, Inc.'s Request for No-Action Advice Concerning the International Brotherhood of Electrical Workers' Pension Benefit Fund Shareholder Proposal

Dear Sir or Madam:

The International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund") hereby submits this letter in reply to Apple Computer, Inc.'s ("Apple" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to Bank of America (the "Company") for inclusion in Apple's 2002 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included; and a copy has been provided to the Company.

The Fund's Proposal requests that the Board of Directors adopt an Independent Board Compensation Committee Policy that provides for a transition to a Compensation Committee composed entirely of independent directors as Compensation Committee openings occur. For the reasons discussed below, the Company's request should be denied; and the Proposal should be included in its proxy materials.

1. **The Company has the power to implement the Proposal, and it should not be omitted under Rule 14a-8(i)(6).**

Apple advances the same arguments that have been successfully used against earlier versions of shareholder proposals calling for greater board and board committee independence ("independence proposals"). These independence proposals have taken a variety of forms as noted in the Company's no-action request letter. The successful challenges to previous independence proposals stand on the argument made in Apple's no-action letter request:

> The Proposals' eligibility requirements for the Committees are not required for election to the Board itself. Therefore, Apple could be faced with a situation in which it had a full Board, but an insufficient number or no qualified directors to serve on the Committees. Hence, if the Proposals were adopted, Apple could not ensure that the Board would contain any directors qualified to fill the seats of the Committees.

We believe that the Company's arguments are not persuasive against the Fund's Proposal as drafted. In *General Motors* (March 22, 2001), the Securities and Exchange Commission Staff found that there was no basis to exclude an independence proposal ("General Motors Proposal") submitted to General Motors on (i)(6) grounds. The General Motors Proposal read as follows: "General Motors shareholders request a bylaw requiring a transition to independent directors for each key board committee seat as opens (sic) occur." Despite (i)(6) arguments by General Motors similar to those advanced by Apple herein, the Staff held that they could not concur that (i)(6) provided a basis for omitting the proposal from the General Motor's proxy statement.

The Proposal and the General Motors' Proposal are similar in all essential terms. The Proposal requests that the Apple Board adopt a "policy" which could take any form determined by the Board, such as an informal board governance guideline, a Compensation Committee guideline, or even a formal bylaw, that moves or transitions the Company towards a Compensation Committee that is comprised entirely of independent directors as defined by the Proposal.

The adoption of such a policy would at a minimum commit the Board to use its best faith efforts to meet the goal of an independent Compensation Committee. One aspect of this best faith effort would be the Board nominating a sufficient number of independent board nominees. While the remote possibility exists that the shareholders may not elect a sufficient number of directors that meet the independence requirements to serve on the Compensation Committee, the Board could address this eventuality by simply communicating to shareholders in proxy documents how the policy might be affected should its Board not include at least two independent directors. In the unlikely event that a non-management slate of nominees was running for election to Apple's board, the Board would be aware of this possibility in advance of its proxy material circulation; and the Board and management, should they choose, could simply inform shareholders how it would conform its committee independence policy to the situation with which it was faced.

At present, the Company and all other publicly traded corporations are under an obligation pursuant to stock exchange listing requirements to ensure that their Board has an audit committee composed of three independent directors. The Company's ability to constitute audit committees that meet these requirements provides clear evidence of the board's practical control over the election process and their ability to ensure the necessary complement of independent directors. Should their ability to ensure this result be in doubt, appropriate proxy statement disclosure to apprise shareholders of this possible eventuality and its consequences would be necessary to ensure that such documents are not false and misleading. Likewise, under the Fund's Proposal, Apple's board has the authority to implement an Independent Compensation Committee Policy and may, if it chooses, simply disclose to shareholders that it may not be able to ensure all members of the Compensation Committee will be independent in the unlikely event that its board does not include at least two independent directors. In fact, if the Board chooses to implement this precatory proposal, it can draft the policy to cover such an unlikely event as the Board making its best efforts to include sufficient independent directors on the Board to staff the Compensation Committee, but Apple's shareholders rejecting those nominees.

2. *The Supporting Statement does not contain false and misleading statements and should not* be excluded under Rule 14a-8(i)(3).

The Company argues that the definition of "independent" provided by the Proposal is vague and thus renders the Proposal misleading. The Company argues:

> The definition of 'independent' in the Proposals is impermissibly vague and indefinite. One element of the definition is that the Committee members not be 'employed by a significant customer or supplier.' Another is that the Committee member not be 'employed by a tax-exempt organization that receives significant contributions from the Company.' The Proposals do not define what is 'significant' ...

The definition of independence proposed by the Proposal is consistent with that utilized by leading institutional investors and such bodies as the Council of Institutional Investors. The Fund's Proposal requests that Apple's Board establish an Independent Board Compensation Committee Policy. As part of its duty to establish such a policy, the Board would obviously exercise its judgment and discretion to define what is significant. The Proposal, which is constrained to 500 words, places a very clear, definite proposition before shareholders; that is, that a key committee of the Board should not include members who have conflicts of interest. The Proposal then offers a very reasonable, well-established definition of independence to articulate what types of relationships may pose a conflict of interest.

The Company next argues that Apple does have a Compensation Committee so the Supporting Statement is false. The information included in the Fund's Supporting Statement is based on information provided in the Company's most recent proxy statement. A review of the pertinent dates is useful. Apple's most recent proxy statement was released on March 12, 2001. According to the Company's response, the Compensation Committee was constituted on August 29, 2001. The deadline for submitting shareholder proposals was November 13, 2001. Apple's Form 10-K was released December 21, 2001. The Fund is aware of no Apple SEC filing subsequent to the release of its proxy statement and prior to the release of the Form 10-K that discloses the formation of a Compensation Committee by Apple.

If the Company takes action subsequent to the submission of a shareholder proposal that changes the accuracy of a fact cited in the supporting statement, then perhaps a revision to the supporting statement should be made; but clearly omission of the proposal should not be the remedy. (We note that the Company will no doubt provide the new information in its response to shareholders.)

The Proposal is not vague, false, or misleading; and it should not be omitted under Rule 14a-8(i)(3).

Sincerely,

Jerry O'Connor
Trustee

JOC:jl

Enclosures

Copies to: Nancy R. Heinen, Esq.
Marc D. Bassewitz, Esq.

February 8, 2002

FILE NO. 028278-0005

HAND DELIVERY

Rule 14a-8 Under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposals of the International Brotherhood of Electrical Workers' Pension Benefit Fund and the Central Pension Fund of the International Union of Operating Engineers for Inclusion in Apple Computer, Inc.'s 2002 Proxy Materials

Ladies and Gentlemen:

On behalf of Apple Computer, Inc., we are responding to the letter by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Electrical Workers' Fund") dated January 16, 2002 and the letter by the Central Pension Benefit Fund of the International Union of Operating Engineers (the "Operating Engineers' Fund") dated January 15, 2002, both opposing Apple's request, dated December 21, 2001, to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Staff not recommend any enforcement action if Apple omits from its proxy statement and form of proxy for the 2002 Annual Meeting ("Proxy Materials") the shareholder proposals and the supporting statements (the "Proposals") submitted by the Electrical Workers' Fund and the Operating Engineers' Fund (collectively, the "Funds"). The Proposals seek to impose specific qualifications upon directors who serve on the Compensation Committee and the Nominating Committee of Apple's board of directors.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are one original and five copies of this letter. A copy of this letter is also being sent to the Funds.

Apple does not believe that the Funds' letters contain any arguments not addressed in Apple's initial letter to the Staff. Nor do the Funds take issue with Apple's position that it cannot ensure that the Board would contain sufficient directors qualified to fill the seats of the Committees if the Proposals were adopted. In fact, the Electrical Workers' Fund specifically cites Apple's argument as the very basis for excluding other shareholder proposals similar to the

Proposals. We agree with the Fund's statement as to why the proposals can be excluded, but disagree as to how the Funds construe our concern.

In an effort to avoid the long line of Staff "no action" letters in this area, many of which were cited in Apple's initial letter,[1] the Funds mischaracterize the nature of their Proposals and Apple's position. First, contrary to the language of each Proposal, the Funds now seek to frame each Proposal as a "goal" that "may or may not be achieved" or a policy that transitions "towards" an independent committee. These efforts are without merit, for the very reasons set forth in Apple's initial letter. Surely, the Funds are not asking Apple to be in a state of transition. Rather, they want Apple to have committees of independent members. Inherent in the concept of a transition is that eventually it be completed and maintained. The language of the Proposals would require Apple to reach an end that the Funds concede may well be beyond its power to implement, not to adopt a goal that may or may not be achieved.

Second, the Operating Engineers' Fund misconstrues Apple's argument that it cannot ensure compliance with the Proposals if they were adopted. The essence of the Fund's position is that if Apple can comply with the NASDAQ rules requiring an audit committee consisting of the independent directors (as defined in Nasdaq Marketplace Rule 4200(a)(14)), it can comply with the policy required by the Proposals for its nominating committee and compensation committees. As Apple stated in its initial letter, Apple is already currently constrained by requirements of NASDAQ, Rule 16b-3(b)(3) under the Exchange Act and Section 162(m) of the Internal Revenue Code in finding directors eligible to serve on its various committees. The Proposals, if adopted, would add a new, third standard containing broad criteria, many of which are vague and undefined.[2] Moreover, standards may be imposed in the

[1] The Operating Engineers' Fund mischaracterizes the Staff's prior letters as applying to the composition of the boards of directors of the companies involved, rather than to committees of the board of directors. A review of the no-action letters cited in Apple's initial letter, as summarized therein, reveals that the proposals directly addressed the composition of board committees, not the board itself.

[2] The Operating Engineers' Fund also mischaracterizes Apple's position under Rules 14a-8(i)(3) and 14a-9(a). Apple stated that it would be difficult to determine whether Mr. York is "independent" under the Proposals, since that determination depends upon whether Mr. York's relationships with Apple are "significant." The Operating Engineers' Fund refers to Apple's correspondence with the Fund stating that it believes William Campbell and Arthur Levinson are independent according to the definitions included in the Proposals. The evaluation of Mr. York's independence is easily distinguished from the evaluation of the independence of Messrs. Campbell and Levinson. Messrs. Campbell and Levinson have no relationships with Apple's customers, suppliers or other entities listed in the definition of "independent" advocated by the Proposals. On the other hand, Mr. York does have some connection with a customer or supplier. The issue in his case is the significance of that relationship. As the word "significant" is not defined by the Proposals, it is difficult to determine whether or not Mr. York qualifies as "independent" under the Proposals. The Electrical Workers' Fund's suggestion that defining this

future by NASDAQ, the SEC, Internal Revenue mandates, by new federal or state legislation in the wake of Enron, or by other sources yet to be identified. Apple cannot ensure that its Board would contain sufficient directors qualified to fill the committee seats in compliance with multiple and perhaps even conflicting requirements.

For the foregoing reasons and the reasons stated in our December 21, 2001 letter, we respectfully request that the Staff not recommend to the Commission any enforcement action should Apple omit the Proposals from its Proxy Materials. If the Staff disagrees with our conclusions that the Proposal may be omitted from the Proxy Materials or requires additional information in support of our conclusions, we would appreciate the opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please call John Huber at (202) 637-2242, or the undersigned at (312) 876-7740. Please acknowledge your receipt of this letter by time stamping the enclosed copy of this letter.

Please acknowledge receipt of this letter by stamping the copy of the letter enclosed herewith and returning it to me in the enclosed self-addressed envelope.

Sincerely,

Marc D. Bassewitz / DG

Marc D. Bassewitz
of LATHAM & WATKINS

Enclosures

cc: Wendy Howell – Apple Computer, Inc.
The International Brotherhood of Electrical Workers' Pension Benefit Fund
The Central Pension Fund of the Union of Operating Engineers

---

term be left to the Board's discretion effectively admits the vagueness of the Proposals. Neither Apple nor Apple's shareholders would be able to "determine with reasonable certainty" the meaning of the proposed policy or how to apply it if the Proposals were adopted.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Apple Computer, Inc.
Incoming letter dated December 21, 2001

The first proposal requests that Apple adopt a policy to transition to a compensation committee composed entirely of independent directors as openings occur. The second proposal requests that Apple adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur.

We are unable to concur in your view that Apple may exclude the first and second proposals in their entirety under rule 14a-8(i)(3) as vague and indefinite. However, there appears to be some basis for your view that portions of the supporting statements may be materially false or misleading under rule 14a-9. In our view, proponent must:

- with regard to the first proposal:
  - recast the phrase that begins "The definition of . . . " and ends " . . . long-term corporate success" as the proponent's opinion;
  - delete the discussion that begins "At present . . . " and ends " . . . as a director"; and
  - revise the two sentences that begin "Mr. York is . . . " and end " . . . of Apple's net sales" to indicate, if true, that Mr. York is on the Apple compensation committee.
- With regard to the second proposal:
  - recast the phrase that begins "The definition of . . . " and ends " . . . long-term success" as the proponent's opinion; and
  - delete the discussion in the second proposal that begins "At present . . . " and ends " . . . of Apple's net sales."

Accordingly, unless the proponents provide Apple with proposals and supporting statements revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Apple omits only these portions of the supporting statements from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Apple may exclude the proposals under rule 14a-8(i)(6). Accordingly, we do not believe that Apple may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Grace K. Lee
Attorney-Advisor